

Cecily Brown (b. 1969)

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The Painting is fresh to market after being held in the same collection since its original sale in 2015, and was acquired by Masterworks at an attractive price, offering it to investors at an 11.4% discount to our internal, pre-sourcing valuation.

INVESTMENT THESIS

Initial Offering Price
$1,887,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



$5.0m
$4.0m
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$0.0m
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Price Appreciation of Similar Works
22.2%

Sharpe Ratio (2000-2022) watch video

Cecily Brown	▲1.17
All Art	0.54
S&P 500	0.44

84% Progress

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Cecily Brown

(b. 1969)

Why we like this painting

- Cecily Brown is one of the most important contemporary painters living today, well-known for combining abstraction with figuration through energetic paint application.
- As of April 21, 2023 eight of Brown top ten price records at auction have been set in the last three years, and are dominated by her abstract canvases.
- In April 2023, the Metropolitan Museum of Art opened a major career survey of the artist's work, titled "Cecily Brown: Death and the Maid," which brings together fifty paintings, drawings, sketchbooks, and monotypes. The exhibition marks Brown's first institutional show in New York since she moved there from London in the 1990s.
- Executed in 2014, the Painting belongs to a series of works where Brown explores the genres of figurative study and nude ensemble, abstracting away by differing degrees the traditional mark making associated with these traditional subject matter.
- As of April 21, 2023, largely abstract compositions created in the 2000s through the 2010s represent six of the artist's top ten auction records, suggesting particular demand for these works amongst collectors.
- As of April 21, 2023, examples similar in period, scale, and composition to the Painting, have sold in excess of $2.6 million at auction and include examples such as: *Running Scared* (2010), which sold for $2,601,000 in March 2023, *There'll Be Bluebirds* (2019), which sold for $4,818,736 in October 2021 and *Unfurl the Flag* (2013), which sold for $3,286,828 in October 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$5,197,482	7	$6,776,200

Average Prices


1.6M
1.2M
814.5K
407.3K
10 11 12 13 14 15 16 17 18 19 20 21

Turnover by Year


26.8M
20.1M
13.4M
6.7M
10 11 12 13 14 15 16 17 18 19 20 21

Lots Auctioned


Sold
Unsold
23
17.25
11.5
5.75
10 11 12 13 14 15 16 17 18 19 20 21

Initial Offering Price	$1,887,000
Offering Circular	sec.gov/edgar

Painting







About Cecily Brown

Cecily Brown (b. 1969, Britain) is considered to be one of the most important contemporary artists living today. Not long after settling in New York, Brown's distinctive, sensual oil canvases garnered attention. Brown is signed with Gagosian Gallery, the mega-dealer who has represented some of the most important names in contemporary art, including Jean-Michel Basquiat, Cy Twombly, and Richard Serra.

INVEST NOW

CECILY

BROWN

b. 1969, BRITAIN

Oil on linen | 31 × 43 in. (79 × 109 cm.)

Cecily Brown is one of the most important contemporary painters living today, well known for combining abstraction with figuration through energetic paint application.



$1,887,000

INITIAL OFFERING

22.2% HISTORICAL APPRECIATION OF SIMILAR WORKS[1]	**▲1.17** MARKET RISK-ADJUSTED APPRECIATION[3]
21.7% ANNUAL GROWTH OF RECORD PRICE[2]	**18.2%** MEDIAN REPEAT SALE PAIR APPRECIATION[4]

The Painting is a prime example of Cecily Brown's gestural practice, which underwent a stylistic shift in the early 2000s, when her characteristically figurative and sexually-explicit imagery gave way to more evocative and largely abstract compositions. Executed in 2014, the Painting belongs to a series of works where Brown explores the genres of figurative study and nude ensemble, abstracting away by differing degrees the traditional mark making associated with these traditional subject matter. By making it known that these works contain nude figures while simultaneously hiding the discernable features you would expect to see in nude paintings, Brown turns the viewer into a voyeur caught in the act of watching others. In an allusion to the nude subjects found in Impressionist paintings, Brown heavily abstracts the Painting's composition to construct a sensual and painterly rendering of gestural body parts that move between fleshy pinks and verdant greens. The Painting was exhibited at Gagosian Gallery in Paris in 2014 – the first solo exhibition of Brown's work in Paris. As of April 20, 2023, largely abstract compositions created in the 2000s through the 2010s represent six of the artist's top ten auction records, suggesting particular demand for these works amongst collectors. As of April 20, 2023, examples similar in period, scale, and composition to the Painting, have sold in excess of $2.6 million at auction and include examples such as: *Running Scared* (2010), which sold for $2,601,000 at Sotheby's, New York, on March 9, 2023, *There'll Be Bluebirds* (2019), which sold for £3,502,500 ($4,818,736) at Christie's, London, on October 15, 2021, and *Unfurl the Flag* (2013), which sold for HKD 25,585,000 ($3,286,828) at Sotheby's, Hong Kong, on October 9, 2021. The Painting's period and composition make it a commercial and desirable work by Cecily Brown.

Cecily Brown presents a distinctly female point of view, while drawing on a rich art historical tradition of both abstract and figurative painting, and has been profiled alongside her work by Vogue and Vanity Fair. Brown has received substantial critical attention for her bold, assertive canvases, typically stemming from the controversial and often overtly sexual subject matter she depicts. In addition to numerous solo shows, her work is held by some of the world's most important cultural institutions worldwide, including the Solomon R. Guggenheim Museum and the Museum of Modern Art in New York, the Broad in Los Angeles, and the Tate Modern in London, among others. Brown has also had several major solo survey shows: at the Louisiana Museum in Denmark from 2018 to 2019, at the Hirshhorn Museum and Sculpture Center in Washington, DC from 2002 to 2003, a solo show at the Museum of Fine Arts Boston from 2006 to 2007, and at Blenheim Palace in Oxfordshire, England, from 2020 to 2021. The show at Blenheim Palace featured over thirty works created specifically for the venue, inspired by its history and historical collection. In April 2023, the Metropolitan Museum of Art opened a major career survey of the artist's work, titled "Cecily Brown: Death and the Maid," which brings together fifty paintings, drawings, sketchbooks, and monotypes. The exhibition marks Brown's first institutional show in New York since she moved there from London in the 1990s.

AS OF APRIL 20, 2023, EIGHT OF BROWN'S TOP TEN PRICE RECORDS AT AUCTION HAVE BEEN SET IN THE LAST THREE YEARS, AND ARE DOMINATED BY HER LARGE-SCALE, ABSTRACT CANVASES, LIKE THE PAINTING.

AUCTION RESULTS FOR SIMILAR WORKS[5,6]


$5.0M
$3.8M
$2.5M
$1.3M
2011
2012
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Cecily Brown (b. 1969, Britain) is one of the most important contemporary painters living today, well-known for combining abstraction with figuration through energetic paint application. In 1993, the year after Brown received her BFA from the Slade School of Art in London, she moved to New York City to distance herself from the dominant artistic movement in London, the YBAs or Young British Artists, which focused on unconventional materials and concept driven work. Not long after settling in New York, Brown's distinctive, sensual oil canvases garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, she became the first painter to show at his gallery when her first major solo exhibition, "Spectacle," was held at Deitch Projects. Two years later, Brown signed with global mega-dealer Gagosian Gallery. Brown chose to part with Gagosian in 2015, and as of March 15, 2023, she is represented by Thomas Dane in London and Paula Cooper Gallery in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Cecily Brown has a risk-adjusted appreciation of 1.17. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Cecily Brown have a record price compound annual growth rate ("CAGR") of 21.7% from November 14, 2000 to December 31, 2022. This calculation is based on (i) a record price of $75,000 on November 14, 2000, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,800,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Cecily Brown is 18.2%, which is based on 25 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Cecily Brown was November 14, 2000 and ending on the last date a repeat sale occurred for such artist, which in the case of Cecily Brown was March 23, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

6. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Cecily Brown with the following criteria: canvas paintings executed 2009 to present, that measure 22 inches by 22 inches to 67 inches by 67 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 22.2% CAGR implied from selected sales occurring from June 30, 2011 to March 9, 2023.

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